UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 8 )*

                   AMERICAN INDUSTRIAL PROPERTIES REIT INC.
            ---------------------------------------------------------
                               (Name of Issuer)

                Shares of Beneficial Interest, $0.10 par value
              --------------------------------------------------
                         (Title of Class of Securities)

                                   02679110
                      ------------------------------------
                                (CUSIP Number)

       David Goldberg, 600 No. Brand Blvd., Ste. 300, Glendale, California
                     91203-1241, 818/244-8080, ext. 529
           -----------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 8, 1996
            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        -----------------------
        CUSIP NO. 02679110           SCHEDULE 13D
        -----------------------

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            NAME OF REPORTING PERSON
       1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            PUBLIC STORAGE, INC.
            [95-3551121]
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            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       2                                                              (a) [_]
                                                                      (b) [_]
        ---------------------------------------------------------------------
            SEC USE ONLY
       3

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            SOURCE OF FUNDS*
       4
            WC

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            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                         [_]
       5

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            CITIZENSHIP OR PLACE OF ORGANIZATION
       6
            CALIFORNIA

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                                SOLE VOTING POWER
                           7
           NUMBER OF            295,800

            SHARES       ----------------------------------------------------
                                SHARED VOTING POWER
         BENEFICIALLY      8
                                N/A
           OWNED BY
                         ----------------------------------------------------
             EACH               SOLE DISPOSITIVE POWER
                           9
          REPORTING             295,800

            PERSON       ----------------------------------------------------
                                SHARED DISPOSITIVE POWER
             WITH         10
                                N/A

        ---------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11
            295,800

        ---------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                       [_]
      12

         --------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13
            3.3%

        ---------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
      14
            CO

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            The Statement on Schedule 13D dated November 14, 1995, as
      amended by Amendment No. 1 dated November 24, 1995, Amendment
      No. 2 dated January 17, 1996, Amendment No. 3 dated January 23, 1996, Amendment No. 4 dated February 9, 1996, Amendment No. 5 dated February 15, 1996, Amendment No. 6 dated March 4, 1996 and Amendment No. 7 dated March 8, 1996 (the "Schedule 13D") filed by Public Storage, Inc. ("PSI"), relating to the Shares of Beneficial Interest, $0.10 par value (the "Shares") of American Industrial Properties REIT Inc., a Texas real estate investment trust (the "Issuer"), is amended by this Amendment No. 8 as set forth below. Defined terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.

      Item 5.   Interest in Securities of the Issuer

            Item 5 of Amendment No. 7 to the Schedule 13D is amended to read as follows:

            As of March 8, 1996, PSI owned 360,800 Shares, which constitute approximately 4.0% of the total number of Shares outstanding of 9,075,000. As of March 11, 1996, PSI owned 295,800 Shares, which constitute approximately 3.3% of the total number of Shares outstanding.

            PSI has the sole power to vote and the sole power to dispose of the 295,800 Shares owned by it.

            During the period commencing February 8, 1996 and ending
      March 8, 1996 and since that date but prior to the filing of this Amendment No. 8 to the Schedule 13D, PSI sold the number of Shares in the transactions, on the transaction dates and at the prices per Share (not including commissions) set forth below opposite its name.

                                              No. of        Type          Price
                             Transaction      Shares         of            per
      Reporting Person          Date           Sold       Transaction     Share
      ----------------       -----------      ------      -----------     -----

      PSI                      3/06/96         3,100      open market     $1.75
                               3/07/96        45,000      open market     $1.625
                               3/08/96        31,800      open market     $1.50
                               3/08/96        60,100      open market     $1.375
                               3/11/96        65,000      open market     $1.50

            On March 7, 1996, PSI ceased to be the beneficial owner of more than five percent of the Shares. Accordingly, PSI will no longer file amendments to the Schedule 13D.


                                      SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

      Dated:  March 11, 1996                PUBLIC STORAGE, INC.


                                            By: /S/ RONALD L. HAVNER, JR.
                                                ------------------------
                                                Ronald L. Havner, Jr.
                                                Senior Vice President